Free Writing Prospectus Dated July 19, 2011	Filed pursuant to Rule 433 Registration Statement No. 333-156843

STAR BULK CARRIERS CORP.

ISSUER FREE WRITING PROSPECTUS

Set forth herein is a copy of the press release issued by Star Bulk Carriers Corp. on July 19, 2011.

STAR BULK ANNOUNCES PRICING OF PUBLIC OFFERING OF COMMON SHARES

ATHENS, GREECE, July 19, 2011-Star Bulk Carriers Corp. (the "Company" or "Star Bulk") (Nasdaq: SBLK) today announced that it has successfully priced its underwritten public equity offering of 16,700,000 common shares at $1.80 per share. As part of the offering, the Company has granted the underwriters a 30-day option to purchase an additional 2,505,000 common shares to cover over-allotments, if any. The net proceeds from the sale of the offered common shares will be approximately $28,011,400* (or approximately $32,249,860* if the underwriters exercise the over-allotment option in full).

The Company expects to use the net proceeds from the offering to fund a portion of the aggregate purchase price for two secondhand drybulk carriers it has contracted to acquire by August 31, 2011 and for general corporate purposes. The Company expects to close the sale of the common shares on July 22, 2011, subject to customary closing conditions.

The common shares trade on the Nasdaq Global Select Market under the symbol "SBLK".

Spyros Capralos, President and CEO of Star Bulk commented: "We are excited about our Company's outlook and growth prospects. I think that Star Bulk is now well positioned from a financial and operational point of view to take advantage of the current dislocation in the drybulk market. The success of this offering allows Star Bulk to complete an accretive acquisition both on an EPS and a cash-flow basis, to support its dividend policy and to explore other opportunities that might arise in the future."

Deutsche Bank Securities Inc. and RBC Capital Markets, LLC are acting as joint book-running managers for this offering and ABN AMRO Bank N.V., Cantor Fitzgerald & Co., Dahlman Rose & Company, LLC and FBR Capital Markets & Co. are acting as co-managers for this offering.

This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC's website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus relating to this offering may be obtained from Deutsche Bank Securities, Attention: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311 (telephone: 1-800-503-4611) and RBC Capital Markets, Attn: Equity Syndicate, Three World Financial Center , 200 Vesey Street, 8th Floor , New York, New York 10281 (telephone: 1-877-822-4089).

A shelf registration statement relating to the shares was filed with the Securities and Exchange Commission ("SEC") and is effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

Contacts :

Company:
Spyros Capralos
President & CEO
Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Str.
Maroussi 15124
Athens, Greece
www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com
www.capitallink.com

*The correct figures for these amounts, which due to a clerical error were stated incorrectly in the issuer's press release issued on July 19, 2011, are $28,540,600 and $32,779,060, respectively.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-503-4611.

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